Pernod Ricard

04 JAN -2 AM 7:21

82-3361

04012194

SUPPL

December 23rd, 2003

AP/CE/415.2003

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

<u>For the attention of Mrs Felicia KUNG</u>

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours sincerely,

Antoine PERNOD

Encl. : 1 page

dlw 1/20

Siège social : 12, place des États-Unis - 75783 Paris cedex 16 - France - Société anonyme au capital de 218 500 651,10 €
Téléphone : 33 (0) 1 41 00 41 00 - Télécopie : 33 (0) 1 41 00 41 41 - R.C.S. Paris B 582 041 943

Pernod Ricard

Pernod Ricard Financial Calendar 2004

Paris, 23 December 2003.

Please find below Pernod Ricard's key financial calendar dates.

2003 full year sales figures:	**Thursday 5 February**	**Morning**
2003 financial results:	**Thursday 18 March**	**Morning**
First quarter 2004 sales figures:	**Tuesday 4 May**	**Morning**
Annual Shareholders Meeting:	**Monday 17 May**	**Morning**
Half-year 2004 sales figures:	**Thursday 29 July**	**Morning**
2004 half-year financial results:	**Thursday 23 September**	**Morning**
Q3 2004 sales figures:	**Wednesday 3 November**	**Morning**

Contact: Francisco de la Vega – 33 (0) 1 41 00 40 96
Communications Vice-President

Patrick de Borredon – 33 (0) 1 41 00 41 71
Investor Relations Vice-President